EXHIBIT 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratio)

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
Income before provision for income taxes	$24,976	$42,013	$80,875	$50,736	$82,389	$19,201	$22,842

Fixed charges:
Interest expense, including amortization of debt issuance costs	$—	$—	$12,787	$25,644	$10,429	$3,259	$1,809
Assumed interest element in rent	667	933	1,367	2,067	2,300	516	671

Total fixed charges	$667	$933	$14,154	$27,711	$12,729	$3,775	$2,480

Income before provision for income taxes plus fixed charges	$25,643	$42,946	$95,029	$78,447	$95,118	$22,976	$25,322

Ratio of earnings to fixed charges	38.5x	46.0x	6.7x	2.8x	7.5x	6.1x	10.2x